Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended, September 30, 2019 and 2018

1

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents		$398,438	$515,497
Trade and other receivables	7	113,898	117,153
Inventories	8	161,487	118,474
Prepaid expenses and other current assets		9,018	8,894
Other financial assets	9	6,573	10,366
Taxes receivable		14,456	2,008
		703,870	772,392
Receivables	7	18,883	39,121
Inventories	8	16,878	19,476
Other financial assets	9	10,222	15,159
Intangibles and other assets	11	8,870	4,162
Property, plant and equipment	10	3,599,187	3,819,812
Deferred tax assets	18b	28,636	15,513
		$4,386,546	$4,685,635

Liabilities
Current liabilities
Trade and other payables		$168,330	$171,952
Taxes payable		2,138	5,508
Other liabilities	12	28,920	30,551
Other financial liabilities	13	16,110	12,425
Lease liabilities	14	32,399	20,472
Deferred revenue	16	88,117	86,256
		336,014	327,164
Other financial liabilities	13	44,526	18,771
Lease liabilities	14	54,689	53,763
Long term debt	15	976,272	981,030
Deferred revenue	16	481,977	479,822
Provisions	17	247,657	204,648
Pension obligations		20,248	23,863
Other employee benefits		109,851	93,628
Deferred tax liabilities	18b	257,831	324,090
		2,529,065	2,506,779
Equity
Share capital	19b	1,777,340	1,777,340
Reserves		(16,347)	(41,254)
Retained earnings		96,488	442,770
		1,857,481	2,178,856
		$4,386,546	$4,685,635
Commitments (note 21)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Cash generated from operating activities:
(Loss) profit for the period		$(274,796)	$22,808	$(342,355)	$88,926
Tax (recovery) expense	18a	(73,571)	7,479	(68,054)	64,261
				7
Items not affecting cash:
Depreciation and amortization	6b	82,838	86,384	252,259	250,783
Share-based payment (recoveries) expenses	6c	(2,904)	(156)	562	(3,604)
Finance expense, net	6f	35,669	35,707	113,474	108,063
Change in fair value of derivatives	6f	(1,507)	(1,422)	(5,214)	(5,893)
Amortization of deferred revenue	16	(21,415)	(26,624)	(52,225)	(70,122)
Change in taxes receivable/payable, net	22a	(1,294)	(762)	2,506	(11,565)
Unrealized gain on warrants	6f	—	(86)	—	(6,748)
Loss (gain) on investments	6f	3,579	(106)	5,426	4,019
Pension and other employee benefit payments, net of accruals		788	(345)	2,534	(1,789)
Write down of UCM receivable	6d	—	—	25,978	—
Asset impairment	6e	322,249	—	322,249	—
Other and foreign exchange		3,950	3,191	1,853	(5,453)
Taxes paid		(3,676)	(3,971)	(18,344)	(25,354)
Operating cash flow before change in non-cash working capital		69,910	122,097	240,649	385,524
Change in non-cash working capital	22a	(26,427)	(8,271)	(28,459)	(43,295)
		43,483	113,826	212,190	342,229
Cash used in investing activities:
Acquisition of property, plant and equipment		(78,147)	(46,896)	(170,458)	(133,467)
Proceeds from disposal of investments		—	952	—	564
Acquisition of subsidiary, net of cash acquired	5	—	—	(44,688)	—
Change in restricted cash		692	—	3,066	206
Net interest received		1,920	2,718	6,401	4,323
		(75,535)	(43,226)	(205,679)	(128,374)
Cash used in financing activities:
Interest paid on long-term debt		(37,375)	(37,375)	(74,750)	(74,750)
Financing costs		(10,693)	(5,452)	(20,876)	(16,006)
Lease payments		(9,010)	(5,664)	(23,839)	(15,892)
Share issuance costs		—	—	—	(69)
Dividends paid	19b	(1,972)	(2,019)	(3,927)	(4,045)
		(59,050)	(50,510)	(123,392)	(110,762)
Effect of movement in exchange rates on cash and cash equivalents		13	197	(178)	271
Net (decrease) increase in cash and cash equivalents		(91,089)	20,287	(117,059)	103,364
Cash and cash equivalents, beginning of the period		489,527	439,576	515,497	356,499
Cash and cash equivalents, end of the period		$398,438	$459,863	$398,438	$459,863
For supplemental information, see note 22.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2019	2018	2019	2018
Revenue	6a	$291,282	$362,649	$912,953	$1,120,593
Cost of sales
Mine operating costs		178,041	191,103	536,435	571,655
Depreciation and amortization	6b	82,286	86,264	250,610	250,424
		260,327	277,367	787,045	822,079
Gross profit		30,955	85,282	125,908	298,514
Selling and administrative expenses		5,177	6,786	30,499	18,605
Exploration and evaluation expenses		7,668	7,775	21,010	22,572
Other operating expenses	6d	6,570	5,122	47,176	13,181
Impairment loss	6e	322,249	—	322,249	—
Results from operating activities		(310,709)	65,599	(295,026)	244,156
Finance income	6f	(1,962)	(2,199)	(6,861)	(5,555)
Finance expenses	6f	37,631	37,906	120,335	113,618
Other finance loss (gains)	6f	1,989	(395)	1,909	(17,094)
Net finance expense		37,658	35,312	115,383	90,969

(Loss) profit before tax		(348,367)	30,287	(410,409)	153,187
Tax (recovery) expense	18a	(73,571)	7,479	(68,054)	64,261

(Loss) profit for the period		$(274,796)	$22,808	$(342,355)	$88,926

(Loss) earnings per share Basic		$(1.05)	$0.09	$(1.31)	$0.34

Weighted average number of common shares outstanding:
Basic		261,272,151	261,271,942	261,272,151	261,271,441

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
(Loss) profit for the period	$(274,796)	$22,808	$(342,355)	$88,926

Other comprehensive income (loss):
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign currency balances	(1,891)	3,855	5,567	(10,085)
	(1,891)	3,855	5,567	(10,085)

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	5,522	2,112	(5,822)	10,459
Tax effect	(101)	328	(816)	(2,262)
	5,421	2,440	(6,638)	8,197

Other comprehensive income (loss) net of tax, for the period	3,530	6,295	(1,071)	(1,888)

Total comprehensive (loss) income for the period	$(271,266)	$29,103	$(343,426)	$87,038

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 19)	reserves	translation reserve	reserve	Retained earnings	Total equity

Balance, January 1, 2018	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345

Profit	—	—	—	—	88,926	88,926

Other comprehensive (loss) income	—	—	(10,085)	8,197	—	(1,888)

Total comprehensive (loss) income	—	—	(10,085)	8,197	88,926	87,038

Contributions by and distributions to owners:
Stock options exercised	(80)	—	—	—	—	(80)
Warrants exercised	11					11
Dividends (note 19b)	—	—	—	—	(4,045)	(4,045)

Total contributions by and distributions to owners	(69)	—	—	—	(4,045)	(4,114)

Balance, September 30, 2018	$1,777,340	$28,837	$2,467	$(59,655)	$446,280	$2,195,269
Profit	—	—	—	—	(3,510)	(3,510)
Other comprehensive (loss) income	—	—	(14,286)	1,383	—	(12,903)
Total comprehensive (loss) income	—	—	(14,286)	1,383	(3,510)	(16,413)
Contributions by and distributions to owners:

Share issue costs, net of tax (note 19b)	0	—	—	—	—	0
Dividends (note 19b)	—	—	—	—	0	0

Total contributions by and distributions to owners	0	—	—	—	0	0

Balance, December 31, 2018	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Share capital	Other capital	Foreign currency	Remeasurement
	(note 19)	reserves	translation reserve	reserve	Retained earnings	Total equity

Balance, January 1, 2019	$1,777,340	$28,837	$(11,819)	$(58,272)	$442,770	$2,178,856

Loss	—	—	—	—	(342,355)	(342,355)

Other comprehensive income (loss)	—	—	5,567	(6,638)	—	(1,071)

Total comprehensive income (loss)	—	—	5,567	(6,638)	(342,355)	(343,426)

Dilution of Partner's interest in Rosemont (note 5)		25,978				25,978

Contributions by and distributions to owners:

Dividends (note 19b)	—	—	—	—	(3,927)	(3,927)

Total contributions by and distributions to owners	—	—	—	—	(3,927)	(3,927)

Balance, September 30, 2019	$1,777,340	$54,815	$(6,252)	$(64,910)	$96,488	$1,857,481

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

1.	Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") was amalgamated under the Canada Business Corporations Act on January 1, 2017.

The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and nine months ended September 30, 2019 and 2018 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at September 30, 2019 include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc, Rosemont Copper Company (“Rosemont”) and Mason Resources (US) Inc ("Mason").

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and copper projects in Arizona and Nevada (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

As a result of the application of IFRS 16, Leases ("IFRS 16"), the Group has adopted the relevant accounting policies. Refer to note 3 for further information.

The Board of Directors approved these interim financial statements on November 11, 2019.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba business unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgements:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2018.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2018.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2018 and comparative periods. As a result of the application of IFRS 16, Leases (“IFRS 16”), the Group has adopted the relevant accounting policies as recast below.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(a)	Property, plant and equipment

(i)	Depreciation rates of major categories of assets:

•	Capital works in progress	- not depreciated
•	Mining properties	- unit-of-production
•	Mining assets	- unit-of-production
•	Plant and Equipment
	– Equipment	- straight-line over 1 to 21 years
	– Other plant assets	- straight-line over 1 to 21 years / unit-of-production
	– Right-of-use assets	- straight-line over term of lease

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(b)	Leases

The Group has applied IFRS 16 using the modified retrospective approach. The impact of the changes are disclosed in Note 4.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The group assesses the following criteria in the determination of whether a contract conveys the right to control the use of an identified asset:

–

The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has substantive substitution rights, then the asset is not identified;

–	The Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
–

The Group has the right to direct the use of the asset by means of decision making rights that are most relevant to changing how and for what purpose the asset is used. In the case where decisions about the assets purpose is predetermined, the Group is determined to have the right to direct the use of the asset if either:

–	The Group has the right to operate the asset; or
–	The Group designed the asset in a way that predetermines how and for what purpose it will be used.

The Group has applied this approach to contracts entered into or changed on or after January 1, 2019. The Group’s approach to other contracts is explained in Note 4.

The Group recognizes a right-of-use ("ROU") asset and lease liability at the lease commencement date. The initial measurement of the ROU asset is on a present value basis. This is based on the calculated lease liability plus any initial direct costs incurred, an estimate of removal or restoration costs, and any payments made prior to commencement of the lease less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

The lease liability is measured at the present value of the lease payments that are yet to be paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be easily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise fixed payments including in-substance fixed payments and variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the additional costs the Group reasonably expects to incur due to purchase options, extension options and termination options reasonably expected to be exercised.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in the expected future cash flows of a leasing contract either due to a change in index or rate, or due to a change in terms of the contract. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset is zero.

The Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component for lease contracts of all asset classes.

The Group has elected not to recognise ROU assets and lease liabilities for short-term leases of machinery that have a lease term of 12 months or less and leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group does not enter into transactions where the Group acts as a lessor.

The incremental borrowing rates used for new ROU leases as at January 1, 2019 and going forward which are required to incorporate assessments of asset specific attributes such as quality and location are key management judgements.

4.	New standards

New standards and interpretations adopted

(a)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or using a modified retrospective approach. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of- use asset” for virtually all lease contracts, which has caused, with limited exceptions, most leases to be recorded on balance sheet.

The Group has selected the modified retrospective approach. Therefore, the cumulative effect of adopting IFRS 16 has been recognized as an adjustment to the January 1, 2019 balance for property, plant and equipment and lease liabilities. There was no retained earnings impact. The Group applied the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts entered into before January 1, 2019 and identified as leases in accordance with IAS 17 and IFRIC 4.

On the transition date of January 1, 2019, former operating leases have been recognized on the consolidated balance sheet, which has increased liabilities and property, plant and equipment balances. As a result of recognizing the former operating leases, this has reduced cost of sales, as previously recorded operating lease expense has been replaced by depreciation expense and finance expense.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(b)	Lease standard adopted - Impact Summary Condensed Consolidated Interim Balance Sheet

			Revised opening
	As reported		balance, January 1,
	December 31, 2018	Adjustment	2019
Property, plant & equipment, net book value	$3,819,812	$14,980	$3,834,792

Lease Liability (current)	20,472	4,949	25,421

Lease Liability (non-current)	53,763	10,031	63,794

On transition to IFRS 16, the Group recognized an additional $14,980 of right of use assets and lease liabilities. When measuring lease liabilities, the Group discounted lease payments using the incremental borrowing rate at January 1, 2019. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease; rates ranged from 1.95% to 5.13%, per annum.

For the transition to IFRS 16, effective January 1, 2019, for previous operating leases which were not capitalized, the lease liability is initially measured at the present value of the future lease payments discounted using the Company’s incremental borrowing rate. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Since the Company elected not to apply the general requirements of IFRS 16 to short-term leases (i.e. one that does not include a purchase option and has a lease term at commencement date of 12 months or less) and leases of low value assets, the Company recognizes the lease payments associated with those leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is representative of the pattern of the lessee’s benefits, similar to the previous accounting for operating leases.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

–	Applied a single discount rate to a portfolio of leases with similar characteristics using a risk adjusted rate
–	Adjusted the right of use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application, as an alternative to an impairment review
–	Applied the exemption to not recognize right of use assets and liabilities for leases with less than 12 months of lease term
–	Excluded initial direct costs from measuring the right of use asset at the date of initial application
–	Used hindsight when determining the lease term if the contract contains options to extend or terminate a lease

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Change in opening lease liability balances:

Jan. 1, 2019
Total minimum lease payments - lease liabilities, Dec, 31, 2018	$78,174
Newly capitalized leases, IFRS 16	17,708
Total minimum lease payments - lease liabilities, Jan. 1, 2019	95,882
Effect of discounting	(6,667)
Present value of minimum lease payments	89,215
Less: current portion	(25,421)
$63,794

Reconciliation of operating leases in IAS 17 to IFRS 16:

Operating lease commitments, Dec. 31, 2018	$63,448
Less: short term leases - expedient	(3,663)
Less: low value leases - expedient	(10)
Less: variable consideration leases[1]	(46,120)
Add: inclusion of non–lease components (election) and expected term extensions	4,053
Lease commitments - capitalizable leases, Jan. 1, 2019	17,708
Effect of discounting	(2,728)
Newly capitalized leases at January 1, 2019	$14,980

1 Variable consideration leases include equipment used for heavy civil works at Constancia.

New standards and interpretations not yet adopted

(c)	Amendment to IFRS 3 - Business Combinations

The amendment to IFRS 3 clarifies the definition of a business and includes an optional concentration test to determine whether an acquired set of activities and assets is a business. This amendment is in effect January 1, 2020 and will be treated prospectively. The Group will apply these amendments to applicable future acquisition transactions.

IFRIC 23 Uncertainty over Income Tax Treatment

The Company adopted Interpretation IFRIC 23 Uncertainty over Income Tax Treatments, which was effective for accounting periods beginning on or after January 1, 2019. The impact of adoption was not significant to the Company’s interim financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

5.	Acquisition of remaining interest in the Rosemont project

In March 2019, the Company entered into an agreement with United Copper & Moly LLC (“UCM”) to purchase UCM’s remaining 7.95% interest in the Rosemont project, and to terminate all of UCM’s remaining earn-in and off-take rights. The acquisition was completed on April 25, 2019.

Upfront cash consideration of $45,000 was paid on April 25, 2019, and the Company also committed to pay three annual installments of $10,000 per year, commencing July 1, 2022.

To facilitate an orderly acquisition of UCM’s interest in Rosemont, the Group, immediately prior to closing the acquisition, agreed to release UCM from repayment obligations under an intercompany Rosemont project loan in exchange for an increase in equity interest in Rosemont. As a result, the loan receivable balance of $25,978 was written off. The Group recognized the loss on the loan receivable in the income statement (refer to Note 6d). In addition, in order to recognize previously unfunded contributions to the Rosemont Project due from UCM, the Group recognized an increase to other capital reserves, a component of shareholder's equity.

The acquisition provides Hudbay with 100% ownership of Rosemont, allowing greater strategic flexibility with respect to capital structure and project financing alternatives. In exchange for acquiring the percentage ownership not already owned by Hudbay, the Group paid:

Cash	$45,000
Present value of future cash installments	23,557
Total consideration	$68,557

As part of the increase in ownership of the Rosemont Project, Hudbay acquired and assumed the following assets and liabilities, which represented the fair value of the assets and liabilities not already owned by Hudbay at the time of transaction:

Current assets	$343
Non-current assets	68,904
Liabilities	(690)
Net assets acquired	$68,557

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

6.	Revenue and expenses

	(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
Copper	$177,044	$237,567 $	584,679	$737,205
Zinc	74,971	86,653	212,810	270,899
Gold	36,551	37,450	107,304	115,640
Silver	18,788	23,181	65,163	64,403
Molybdenum	8,984	5,766	26,568	9,071
Other	984	984	3,494	3,348
	317,322	391,601	1,000,018	1,200,566
Variable consideration adjustments [1]	—	—	(16,295)	155
Pricing and volume adjustments [2]	(5,819)	(826)	(8,467)	(5,571)
	311,503	390,775	975,256	1,195,150
Treatment and refining charges	(20,221)	(28,126)	(62,303)	(74,557)
	$291,282	$362,649 $	912,953	$1,120,593

1See note 16.
2Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim income statements as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
Cost of sales	$82,286	$86,264	$250,610	$250,424
Selling and administrative expenses	552	120	1,649	359
	$82,838	$86,384	$252,259	$250,783

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(c)	Share-based payment (recoveries) expenses

Share-based payment (recoveries) expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-
			based
	RSUs	DSUs	payment
			expense
Three months ended September 30, 2019
Cost of sales	$(173)	$—	$(173)
Selling and administrative	(1,852)	(796)	(2,648)
Other operating	(83)	—	(83)
	$(2,108)	$(796)	$(2,904)
Nine months ended September 30, 2019
Cost of sales	$192	$—	$192
Selling and administrative	33	200	233
Other operating	137	—	137
	$362	$200	$562
Three months ended September 30, 2018
Cost of sales	$50	$—	$50
Selling and administrative	21	(257)	(236)
Other operating	30	—	30
	$101	$(257)	$(156)
Nine months ended September 30, 2018
Cost of sales	$(20)	$—	$(20)
Selling and administrative	(1,402)	(2,081)	(3,483)
Other operating	(101)	—	(101)
	$(1,523)	$(2,081)	$(3,604)

(d)	Other operating expenses

	Three months ended		Nine months ended
	September 30,			September 30,
	2019	2018	2019	2018
Write down of UCM receivable (note 5)	$—	$—	$25,978	$—
Regional costs	807	1,798	2,748	3,711
Pampacancha delivery obligation	—	—	7,499	7,218
Closure cost adjustment	2,596	—	3,032	—
Allocation of community costs	1,657	—	1,657	—
Other expense	1,510	3,324	6,262	2,252
	$6,570	5,122	$47,176	$13,181

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

During the first quarter of 2019, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals (“Wheaton”) as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until 2020. The obligation is to be paid in four quarterly installments, the first to be paid on March 31, 2020.

A similar obligation was recorded in the first quarter of 2018, as a result of the Pampacancha deposit not being mined in 2018.

(e)	Impairment

For the quarter ended September 30, 2019, the Group recorded impairment losses of $322,249 for non- current assets relating to the Arizona cash generating units ("CGU").

Arizona
Pre-tax impairment to:
Property, plant & equipment (note 10)	322,249
Tax impact - (recovery)	(80,143)
After-tax impairment charge	$242,106

On July 31, 2019, the U.S. District Court for the District of Arizona (“Court”) issued a ruling in the lawsuits challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project in Arizona. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of Rosemont. Hudbay intends to appeal the Court’s decision to the U.S. Ninth Circuit Court of Appeals. However, the Court’s ruling and the subsequent impact to the Company’s market capitalization gave rise to an indicator of impairment. Following an impairment test conducted as of September 30, 2019, it was determined that the recoverable amount of the Arizona CGU was lower than its carrying value, causing the Group to recognize an impairment loss related to these assets. See note 10.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(f)	Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Finance income	$(1,962)	$(2,199)	$(6,861)	$(5,555)
Finance expenses
Interest expense on long-term debt	19,584	19,531	58,674	58,245
Accretion on financial liabilities at amortized cost	289	313	883	940
Finance costs on deferred revenue (note 16)	15,944	16,108	53,827	48,427
Unwinding of discounts on provisions	1,065	1,171	3,363	3,447
Withholding taxes	1,980	2,373	6,248	7,074
Other finance expense	2,067	1,704	7,230	5,363
	40,929	41,200	130,225	123,496
Interest capitalized	(3,298)	(3,294)	(9,890)	(9,878)
	37,631	37,906	120,335	113,618
Other finance losses (gains)
Net foreign exchange (gains) losses	(83)	1,219	1,697	(8,472)
Change in fair value of financial assets
and liabilities at fair value through profit or loss:
Hudbay warrants	—	(86)	—	(6,748)
Embedded derivatives	(1,507)	(1,422)	(5,214)	(5,893)
Investments	3,579	(106)	5,426	4,019
	1,989	(395)	1,909	(17,094)

Net finance expense	$37,658	$35,312	$115,383	$90,969

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to fees on the Group’s revolving credit facilities and capitalized leases.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

7.	Trade and other receivables

	Sep. 30, 2019		Dec. 31, 2018
Current
Trade receivables	$99,506		$102,112
Statutory receivables	10,395		12,764
Other receivables	3,997		2,277
	113,898		117,153
Non-current
Taxes receivable	17,319		17,199
Receivable from joint venture partners (note 5)	—		20,404
Other receivables	1,564		1,518
	18,883		39,121
	$132,781	$	,274

8.	Inventories

	Sep. 30, 2019	Dec. 31, 2018
Current
Stockpile	$12,835	$5,463
Work in progress	12,774	1,762
Finished goods	80,856	62,546
Materials and supplies	55,022	48,703
	161,487	118,474
Non-current
Stockpile	11,089	14,730
Materials and supplies	5,789	4,746
	16,878	19,476
	$178,365	$137,950

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $235,009 and $710,163 for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 - $246,854 and $727,946).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

9.	Other financial assets

	Sep. 30, 2019	Dec. 31, 2018
Current
Derivative assets	$5,901	$6,628
Restricted cash	672	3,738
	6,573	10,366

Non-current
Investments at fair value through profit or loss	10,222	15,159
	$16,795	$25,525

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded. The change in investments at fair value through profit or loss is mostly attributed to fluctuations in market price and foreign exchange impact.

10.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Sep. 30, 2019	Cost	amortization	amount
Exploration and evaluation assets	$56,245	$—	$56,245
Capital works in progress	725,148	—	725,148
Mining properties	2,098,875	(914,287)	1,184,588
Plant and equipment	2,554,533	(1,015,609)	1,538,924
Plant and equipment-ROU Assets	198,854	(104,572)	94,282
	$5,633,655	$(2,034,468)	$3,599,187

		Accumulated
		depreciation and
2018	Cost	amortization	Carrying amount
Exploration and evaluation assets	$52,206	$—	$52,206
Capital works in progress	873,781	—	873,781
Mining properties	1,998,439	(780,754)	1,217,685
Plant and equipment	2,638,347	(962,207)	1,676,140
Balance, Dec. 31, 2018	5,562,773	(1,742,961)	3,819,812
IFRS 16 Adjustments (note 4b)	14,980	—	14,980
	$5,577,753	$(1,742,961)	$3,834,792

Capital works in progress decreased compared to December 31, 2018 as a result of the impairment charge of $322,249 (pre-tax) related to the Arizona CGU (see note 6e), partially offset by fixed asset additions.

For non-financial assets, management examines internal and external indicators of impairment or reversals of impairments on a quarterly basis.

Management identified an increase in market capitalization deficiency as at September 30, 2019 which has been attributed to the Arizona CGU. Management determined that the increase in the market capitalization deficiency was related to a Court issued ruling in the lawsuits challenging the U.S. Forest Service's issuance of the FROD for the Rosemont project in Arizona.

For the impairment test, Fair Value Less Cost of Disposal, ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine ("LOM") plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan, beginning date of project cash flows incorporating permit related project delays and future foreign exchange rates. For purposes of the impairment test, initial construction of the Rosemont project was estimated to commence in approximately three years (December 31, 2018 - approximately one year) and cash flows are for periods up to the date that production is expected to cease, which is in 24 years (December 31, 2018 - 22 years).

The discount rate was based on the CGU’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the Arizona CGU. A real discount rate of 9.50% (December 31, 2018 - 7.50%) for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGUs, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for long-term prices. For the Arizona CGU, the cash flow calculations utilized a long-term copper price of $3.10/lb (December 31, 2018 - $3.10/lb), molybdenum long-term prices of $11.00/lb (December 31, 2018 - $11.00/lb) and capital, operating and reclamation costs based on the most current LOM plans. For the Arizona CGU, a value of $74,969 (December 31, 2018 - $287,900) was utilized to estimate the value of mineral resources not included in the LOM plan.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, management believes all of these factors need to be considered.

As at September 30, 2019, the carrying value of the Arizona CGU exceeded the estimated recoverable amount of $615,368 by $242,106 (after-tax), leading to the impairment charge recorded (Note 6e).

For the Arizona CGU, the following changes in key assumptions, in isolation of each other, would result in the following decreases in FVLCD.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Decrease in FVLCD as at
Change in key assumption	Sep. 30, 2019
Decrease of 10% in the average LOM copper prices	$308,148
1.0 percentage point increase in the real discount rate	135,733
One year additional delay in the start of project construction	76,921

11.	Intangibles and other assets

Intangible assets represent computer software that are being amortized over their useful life. The carrying value at September 30, 2019 is $4,051 (December 31, 2018 - $4,162).

Other assets represent the carrying value of future community costs. The carrying value at September 30, 2019 is $4,819 (December 31, 2018 - nil). The liability remaining for these agreements is recorded in Other financial liabilities at amortized cost (note 13). Amortization of the carrying amount is recorded in the consolidated income statements within other operating expenses (note 6d).

12.	Other liabilities

	Sep. 30, 2019	Dec. 31, 2018
Current
Provisions (note 17)	$14,699	$14,276
Pension liability	11,547	11,854
Other employee benefits	2,674	2,564
Unearned revenue	—	1,857
	$28,920	$30,551

13.	Other financial liabilities

	Sep. 30, 2019	Dec. 31, 2018
Current
Derivative liabilities	$2,155	$2,634
Other financial liabilities at amortized cost	5,612	2,590
Embedded derivatives (note 20c)	8,343	7,201
	16,110	12,425

Non-current
Deferred Rosemont acquisition consideration (note 5)	24,136	—
Other financial liabilities at amortized cost	18,307	18,771
Embedded derivatives (note 20c)	2,083	—
	44,526	18,771
	$60,636	$31,196

The derivative liabilities include derivative and hedging transactions. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for embedded derivatives are recorded in other finance (gain) loss.

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

14.	Lease Liability

	Sep. 30, 2019	Dec. 31, 2018
Total minimum lease payments - lease liabilities	$94,559	$78,174
Effect of discounting	(7,471)	(3,939)
Present value of minimum lease payments	87,088	74,235
Less: current portion	(32,399)	(20,472)
	$54,689	$53,763

Minimum payments under leases:
Less than 12 months	$32,511	$18,448
13 - 36 months	51,015	40,615
37 - 60 months	6,759	19,111
More than 60 months	4,274	—
	$94,559	$78,174

The Group has entered into leases for its South American, Manitoba and Arizona business units which expire between 2020 and 2043. The interest rates on leases which were capitalized have implicit interest rates between 1.95% to 5.13%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay Group entity acting as lessee and duration of the lease. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on the Group by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated income statement for the periods ended September 30, 2019, relating to leases for which a recognition exemption was applied.

	Sep. 30, 2019
	Three months	Nine months
	ended	ended
Short-term leases	$13,236	$35,387
Low value leases	13	82
Variable leases	13,468	44,472
Total	$26,717	$79,941

Payments made for short term, low value and variable leases would mostly be captured as expenses in the consolidated income statements, however, certain amounts may be capitalized to PP&E for the Arizona business unit during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable consideration leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

15.	Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2019	Dec. 31, 2018
Senior unsecured notes (a)	$983,148	$989,306
Less: Unamortized transaction costs - revolving credit facilities (b)	(6,876)	(8,276)
	$976,272	$981,030

(a)	Senior unsecured notes

Balance, January 1, 2018	$987,903
Change in fair value of embedded derivative (prepayment option)	316
Accretion of transaction costs and premiums	1,087
Balance, December 31, 2018	$989,306
Change in fair value of embedded derivative (prepayment option)	(7,029)
Accretion of transaction costs and premiums	871
Balance, September 30, 2019	$983,148

The $1,000,000 aggregate principal amount of senior notes are comprised of two series: (i) a series of 7.25% senior notes due 2023 in an aggregate principal amount of $400,000 and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2018	$8,328
Accretion of transaction costs	(1,946)
Transaction costs	1,894
Balance, December 31, 2018	$8,276
Accretion of transaction costs	(1,740)
Transaction costs	340
Balance, September 30, 2019	$6,876

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

As at September 30, 2019, the Arizona business unit had $58,930 in surety bonds issued to support future reclamation and closure obligations. The Arizona surety bonds outstanding have been reduced to $8,591 since September 30, 2019. The Peru business unit had $40,000 in surety bonds issued to support its reclamation obligations. No cash collateral is required to be posted. The South American business unit had $43,509 in letters of credit issued under the Peru facility to support its reclamation obligations and the Manitoba business unit had $84,309 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the senior credit facilities, no cash collateral is required to be posted.

16.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia life-of-mine plans. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

The Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts.

The Group expects that the remaining performance obligations for the 777 and Constancia streams will be settled by the expiry of their respective stream agreements, which is no earlier than 2036.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

The following table summarizes changes in deferred revenue:

Balance, January 1, 2018	$601,930
Amortization of deferred revenue
Liability drawdown	(96,038)
Variable consideration adjustment	2,656
Finance costs	64,921
Effects of changes in foreign exchange	(7,391)
Balance, December 31, 2018	$566,078
Amortization of deferred revenue
Liability drawdown	(68,520)
Variable consideration adjustment	16,295
Finance costs (note 6f)
Current year additions	47,780
Variable consideration adjustment	6,047
Effects of changes in foreign exchange	2,414
Balance, September 30, 2019	$570,094

Consideration from the Company's stream agreement is considered variable. Gold and silver revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. During the year ended December 31, 2018, and first quarter of 2019, the Company recognized an adjustment to gold and silver revenue and finance costs due to a net increase in the Company's reserve and resource estimates.

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2019	Dec. 31, 2018
Current	$88,117	$86,256
Non-current	481,977	479,822
	$570,094	$566,078

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

17.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommissioning,
	restoration and	Deferred	Restricted
Sep. 30, 2019	similar liabilities	share units	share units	Other	Total
Current (note 12)	$9,780	$2,862	$1,986	$71	$14,699
Non-current (note 21a)	245,479	—	2,178	—	247,657
	$255,259	$2,862	$4,164	$71	$262,356

	Decommissioning,
	restoration and	Deferred	Restricted
Dec. 31, 2018	similar liabilities	share units	share units	Other	Total
Current (note 12)	$1,234	$4,288	$8,412	$342	$14,276
Non-current	200,790	—	3,789	69	204,648
	$202,024	$4,288	$12,201	$411	$218,924

18.	Income and mining taxes

	(a)	Tax expense:

The tax expense (recoveries) is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Current:
Income taxes	$6,542	$2,462	$12,198	$19,232
Mining taxes	(1,573)	2,270	4,282	16,980
Adjustments in respect of prior years	—	—	(642)	707
	4,969	4,732	15,838	36,919
Deferred:
Income tax - origination, revaluation and/or and reversal of temporary differences	(81,200)	3,937	(84,774)	28,814
Mining taxes (recoveries) - origination, revaluation and/or reversal of temporary difference	2,442	(555)	283	(534)
Adjustments in respect of prior years	218	(635)	599	(938)
	(78,540)	2,747	(83,892)	27,342
	$(73,571)	$7,479	$(68,054)	$64,261

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

(b)	Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Sep. 30, 2019	Dec. 31, 2018
Deferred income tax asset	$28,636	$15,513

Deferred income tax liability	(240,771)	(307,313)
Deferred mining tax liability	(17,060)	(16,777)
	(257,831)	(324,090)
Net deferred tax liability balance, end of period	$(229,195)	$(308,577)

(c)	Changes in deferred tax assets and liabilities:

	Nine months	Year ended
	ended	Dec. 31, 2018
	Sep. 30, 2019
Net deferred tax liability balance, beginning of year	$(308,577)	$(277,466)
Deferred tax recovery (expense)	83,892	(40,245)
OCI transactions	(816)	520
Foreign currency translation on the deferred tax liability	(3,694)	8,614
Net deferred tax liability balance, end of period	$(229,195)	$(308,577)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

19.	Share capital

	(a)	Preference shares:

Authorized: Unlimited preference shares without par value

	(b)	Common shares:

Authorized: Unlimited common shares without par value Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2019		Dec. 31, 2018
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	261,272,151	$1,777,340	261,271,188	$1,777,409
Share issue costs, net of tax	—	—	—	(80)
Warrants exercised	—	—	963	11
Balance, end of period	261,272,151	$1,777,340	261,272,151	$1,777,340

During the nine months ended September 30, 2019, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,955 and $1,972 in dividends on March 29, 2019 and September 27, 2019 to shareholders of record as of March 8, 2019 and September 6, 2019.

During the nine months ended September 30, 2018, The Company paid $2,026 and $2,019 on March 29, 2018 and September 28, 2018 to shareholders of record as of March 9, 2018 and September 7, 2018, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

20.	Financial instruments

	(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Sep. 30, 2019		Dec. 31, 2018
Recurring measurements	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents [1]	$398,438	$398,438	$515,497	$515,497
Restricted cash[1]	672	672	3,738	3,738
Fair value through profit or loss
Trade and other receivables1, [2]	105,067	105,067	126,311	126,311
Non-hedge derivative assets[3]	5,901	5,901	6,628	6,628
Prepayment option - embedded derivatives[7]	10,693	10,693	3,664	3,664
Investments at FVTPL[4]	10,222	10,222	15,159	15,159
Total financial assets	530,993	530,993	670,997	670,997
Financial liabilities at amortized cost
Trade and other payables1, [2]	154,284	154,284	164,628	164,628
Deferred Rosemont acquisition consideration[1]	24,136	24,136	—	—
Other financial liabilities[5]	21,393	23,919	17,425	21,361
Senior unsecured notes[6]	1,024,784	993,841	988,294	992,970
Fair value through profit or loss	—	—	—	—
Embedded derivatives[3]	10,426	10,426	7,201	7,201
Non-hedge derivative liabilities[3]	2,155	2,155	2,634	2,634
Total financial liabilities	1,237,178	1,208,761	1,180,182	1,188,794
Net financial liability	$(706,185)	$(677,768)	$(509,185)	$(517,797)

1Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
2Excludes tax and other statutory amounts.
3Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.
4All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.
5These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
6Fair value of the senior unsecured notes (note 15) has been determined using the quoted market price at the period end.
7Fair value of the prepayment option embedded derivative related to the long-term debt (note 15) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1: Quoted prices in active markets for identical assets or liabilities;
–	Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$5,901	$—	$5,901
Investments at FVTPL	10,222	—	—	$10,222
Prepayment option embedded derivative	—	10,693	—	$10,693
	$10,222	$16,594	$—	$26,816
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$10,426	$—	$10,426
Non-hedge derivatives	—	2,155	—	2,155
	$—	$12,581	$—	$12,581

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Non-hedge derivatives	$—	$6,628	$—	$6,628
Investments at FVTPL	15,159	—	—	15,159
Prepayment option embedded derivative	—	3,664	—	3,664
	$15,159	$10,292	$—	$25,451
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$7,201	$—	$7,201
Non-hedge derivatives	—	2,634	—	2,634
	$—	$9,835	$—	$9,835

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended September 30, 2019, and at December 31, 2018 the Group did not make any transfers.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2019, the Group had 33,500 tonnes of net copper swaps outstanding at an effective average price of $2.64/lb and settling across October 2019 to January 2020. The aggregate fair value of the transactions at September 30, 2019 was an asset position of $3,638 (December 31, 2018 was an asset position of $4,171).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At September 30, 2019, the Group held contracts for forward zinc purchased of 5,833 tonnes (December 31, 2018 – 2,925 tonnes) that related to forward customer sales of zinc. Prices range from $2,250 to $2,695 per tonne (December 31, 2018 – $2,400 to $3,203 per tonne) and settlement dates extend to December 2021. The aggregate fair value of the transactions at September 30, 2019 was a net asset position of $108 (December 31, 2018 – a net liability position of $177).

(c)	Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

As at September 30, 2019 and 2018, the Group’s net position consisted of contracts awaiting final pricing which are as indicated below:

		Sales awaiting final pricing		Average price ($/unit)
Metal in concentrate	Unit	Sep. 30, 2019	Dec. 31, 2018	Jun. 30, 2019	Dec. 31, 2018
Copper	tonnes	33,311	30,519	2.59	2.69
Zinc	tonnes	—	199	—	1.13
Gold	oz	11,619	15,528	1,468	1,279
Silver	oz	85,782	96,646	16.94	15.45

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at September 30, 2019, was a liability position of $3,122 (December 31, 2018 – a liability position of $6,351).

Prepayment option embedded derivative

The senior unsecured notes (note 15) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 6f). The fair value of the embedded derivative at September 30, 2019 was an asset of $10,693 (December 31, 2018 - an asset of $3,664).

Pampacancha delivery obligation-embedded derivative

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Pampacancha deposit not being mined until 2020. The fair value of the embedded derivative at September 30, 2019 was a liability of $10,426 (December 31, 2018 – $7,201).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

21.	Commitments and contingencies

	(a)	Capital commitments

As at September 30, 2019, the Group had outstanding capital commitments in Canada of approximately $5,747 primarily related to committed long-lead orders for the Lalor mine, all of which can be terminated by the Group, approximately $37,159 in Peru primarily related to exploration option agreements, all of which can be terminated by the Group, and approximately $180,009 in Arizona, primarily related to its Rosemont project, of which approximately $90,640 cannot be terminated by the Group.

22.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Change in:
Trade and other receivables	$(31,590)	$(20,123)	$(2,611)	$(14,164)
Other financial assets/liabilities	1,181	4,760	223	(13,767)
Inventories	(7,083)	7,287	(25,308)	(5,439)
Prepaid expenses	4,818	3,667	(368)	3,277
Trade and other payables	788	(3,551)	(3,241)	(24,525)
Change in taxes payable/receivable, net	1,294	762	(2,506)	11,565
Provisions and other liabilities	4,165	(1,073)	5,352	(242)
	$(26,427)	$(8,271)	$(28,459)	$(43,295)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

(b)	Non-cash transactions:

During the nine months ended September 30, 2019, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

–

Remeasurement of the Group's decommissioning and restoration liabilities for the nine months ended September 30, 2019 led to a net increase in related property, plant and equipment assets of $42,849 (nine months ended September 30, 2018 - decrease of $6,458) mainly as a result of lower discount rates and changes in estimates for ongoing disturbance and rehabilitation requirements.

–	Property, plant and equipment included $19,751 of net additions related to capital additions under capitalized leases with ROU assets.

–

The Group, immediately prior to closing the acquisition, agreed to release UCM from repayment obligations under a Rosemont project loan in exchange for an increase in equity in Rosemont. As a result, the loan receivable balance of $25,978 was written off. The Group recognized the loss on write-off of the loan receivable in the income statement (refer to Note 6d). In addition, in order to recognize previously unfunded contributions to the Rosemont Project due from UCM, the Group recognized an increase to other capital reserves, a component of shareholder's equity.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

23.	Segmented information

Corporate and other activities include the Group's exploration activities in Chile, Canada and since the December 2018 acquisition of Mason, the State of Nevada. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate and other activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended September 30, 2019
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total

Revenue from external customers	$132,981	$158,301	$—	$—	$291,282
Cost of sales
Mine operating costs	96,854	81,187	—	—	178,041
Depreciation and amortization	35,050	47,236	—	—	82,286
Gross profit	1,077	29,878	—	—	30,955
Selling and administrative expenses	—	—	—	5,177	5,177
Exploration and evaluation	5,209	1,133	—	1,326	7,668
Other operating expense (income)	4,131	2,210	572	(343)	6,570
Asset impairment	—	—	322,249	—	322,249
Results from operating activities	$(8,263)	$26,535	$(322,821)	$(6,160)	$(310,709)
Finance income					(1,962)
Finance expenses					37,631
Other finance loss					1,989
Loss before tax					(348,367)
Tax expense					(73,571)
Loss for the period					$(274,796)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Three months ended September 30, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona		Total
				activities
Revenue from external customers	$165,877	$196,772	$—	$—	$362,649
Cost of sales
0operating costs	107,002	84,101	—	—	191,103
Depreciation and amortization	32,881	53,383	—	—	86,264
Gross profit	25,994	59,288	—	—	85,282
Selling and administrative expenses	—	—	—	6,786	6,786
Exploration and evaluation	2,552	3,470	—	1,753	7,775
Other operating expenses	3,033	1,815	154	120	5,122
Results from operating activities	$20,409	$54,003	$(154)	$(8,659)	65,599
Finance income					(2,199)
Finance expenses					37,906
Other finance gain					(395)
Profit before tax					30,287
Tax expense					7,479
Profit for the period					$22,808

Nine months ended September 30, 2019
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total

Revenue from external customers	$392,674	$520,279	$—	$—	$912,953
Cost of sales
Mine operating costs	282,402	254,033	—	—	536,435
Depreciation and amortization	98,422	152,188	—	—	250,610
Gross profit	11,850	114,058	—	—	125,908
Selling and administrative expenses	—	—	—	30,499	30,499
Exploration and evaluation	13,174	3,680	—	4,156	21,010
Other operating expense	6,862	11,847	28,526	(59)	47,176
Asset impairment	—	—	322,249	—	322,249
Results from operating activities	$(8,186)	$98,531	$(350,775)	$(34,596)	$(295,026)
Finance income					(6,861)
Finance expenses					120,335
Other finance loss					1,909
Loss before tax					(410,409)
Tax expense					(68,054)
Loss for the period					$(342,355)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2019 and 2018

Nine months ended September 30, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities		Total

Revenue from external customers	$525,364	$595,229	$—	$—	$	,120,593
Cost of sales
Mine operating costs	315,182	256,473	—	—		571,655
Depreciation and amortization	91,782	158,642	—	—		250,424
Gross profit	118,400	180,114	—	—		298,514
Selling and administrative expenses	—	—	—	18,605		18,605
Exploration and evaluation	9,548	5,562	—	7,462		22,572
Other operating expenses (income)	2,587	10,662	448	(516)		13,181
Results from operating activities	$106,265	$163,890	$(448)	$(25,551)		$244,156
Finance income						(5,555)
Finance expenses						113,618
Other finance gains						(17,094)
Profit before tax						153,187
Tax expense						64,261
Profit for the period						$88,926

September 30, 2019
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total

Total assets	$684,501	$2,520,272	$690,237	$491,536 $	4,386,546
Total liabilities	500,548	943,579	69,100	1,015,838	2,529,065
Property, plant and equipment[1]	622,975	2,266,792	681,568	27,852	3,599,187
[1] Included in Corporate and other activities is $22.0 million of property, plant and equipment that is located in Nevada.

December 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total

Total assets	$621,253	$2,751,525	$896,693	$416,164	$4,685,635
Total liabilities	424,576	921,773	115,470	1,044,960	2,506,779
Property, plant and equipment[1]	572,947	2,353,229	868,921	24,715	3,819,812
[1] Included in Corporate and other activities are $21.6 million of property, plant and equipment that is located in Nevada.